

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2023

Qingfeng Feng
Chief Executive Officer
Lotus Technology Inc.
No. 800 Century Avenue
Pudong District, Shanghai
People's Republic of China

> **Re: Lotus Technology Inc.**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed November 15, 2023**
> **File No. 333-275001**

Dear Qingfeng Feng:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-4 filed November 15, 2023

Recent Development of Lotus Tech, page 39

1.	Please revise the disclosure in this section to remove any implication that investors should not rely on the information presented. If you choose to disclose preliminary results, you should be able to assert that the actual results are not expected to differ materially from that reflected in the preliminary results. Additionally, revise your disclosures to prominently label as preliminary at the beginning of your discussion.

Unaudited Pro Forma Condensed Combined Financial Information, page 326

2.	Please revise you reference that the LCAA's unaudited information as of and for the six months ended June 30, 2023 are included elsewhere in the proxy statement/prospectus.

Please contact Kevin Stertzel at 202-551-3723 or Melissa Gilmore at 202-551-3777 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Erin Purnell at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Shu Du, Esq.